Exhibit 99.1

DHX Media and Mattel LAUNCH PARTNERSHIP ON KIDS CONTENT

Companies team up to produce and distribute content inspired by celebrated Mattel properties

HALIFAX, NS & EL SEGUNDO, Calif.– 16 December 2015 – DHX Media Ltd. (NASDAQ: DHXM; TSX: DHX.A, DHX.B) and Mattel, Inc. (NASDAQ: MAT) today announced a new, long-term partnership for the development, production and distribution of a range of new, multi-platform content inspired by the celebrated Mattel properties Bob the Builder™, Fireman Sam™, Little People® and Polly Pocket™.

“Today’s announcement is a major step forward in our ongoing strategy to dramatically accelerate content creation and distribution on a global scale,” said Catherine Balsam-Schwaber, Chief Content Officer of Mattel. “As a recognized leader in kids and family entertainment, DHX is ideally suited to help us maximize content creation and distribution across multiple channels and geographies. Importantly, this relationship also creates the potential for future content, licensing and franchise development collaborations between Mattel and DHX.”

Under the terms of the partnership, Mattel and DHX Media will jointly fund, co-develop and co-produce new episodic, short-form, and long-form content for the Mattel properties, designed for a variety of traditional and digital platforms. With Mattel’s additional expertise in brand franchise management, strategy and consumer product licensing, and with DHX’s strength in global content distribution and creation, the companies will drive new production and growth for select Mattel properties.

“Mattel is a truly iconic company and this deal builds upon DHX’s existing strategies for long-term global growth,” said Dana Landry, CEO of DHX Media. “The partnership plays extremely well to our complementary strengths – global content creation and distribution for DHX, and brand management and development for Mattel – and creates an amazing opportunity to amplify these celebrated Mattel franchises throughout the world.”

The partnership, which covers multiple revenue streams, takes effect January 1, 2016, though Mattel and DHX will begin creative and strategic collaboration immediately. DHX Distribution will manage global sales of existing and new content for Bob the Builder, Fireman Sam, Little People and Polly Pocket under the partnership, and DHX Studios will collaborate with Mattel to develop and produce multiple new seasons of content for the properties. Mattel will oversee global brand management and all other lines of business.

TORONTO Queen’s Quay Terminal 207 Queens Quay W. Suite 550 Toronto, ON M5J 1A7 +1 416-363-8034	HALIFAX 1478 Queen Street, 2nd Floor Halifax, NS B3J 2H7 +1 902-423-0260	LOS ANGELES Sunset Media Center 6255 West Sunset Blvd., Suite 800 Hollywood, CA 90028 +1 323-790-8840	VANCOUVER 190 Alexander Street, 6th Floor Vancouver, BC V6A 1B5 +1.604-684-2363	LONDON 3 Shortlands London, W6 8PP, UK +44 020-8563-6400

About DHX Media

DHX Media Ltd. (www.dhxmedia.com) is a key player internationally in the production, distribution, broadcast and licensing of entertainment content for children and families. Owner of the world's largest independent library of kids' and family content, at more than 11,000 half-hours, DHX Media is recognized globally for such brands as Teletubbies, Yo Gabba Gabba!, Caillou, In the Night Garden, Inspector Gadget, Make It Pop, Slugterra and the multiple award-winning Degrassi franchise. DHX Media is comprised of four main business units: DHX Studios creates high-quality original entertainment at its Vancouver and Halifax animation studios, its Toronto live-action studio, and in working with top international producers; DHX Distribution is a major provider of content to the global market; DHX Television, home to the Family suite of channels, is dedicated to delivering best-in-class programming to Canadian families; and DHX Brands specializes in creating, building and managing high-profile global entertainment brands within the children's and young-adult markets. DHX Media also owns the full-service international licensing agency, Copyright Promotions Licensing Group Ltd. (CPLG), which represents numerous entertainment, sport and design brands. DHX Media has offices in 15 cities worldwide, including Toronto, Vancouver, Halifax, Los Angeles, London, Paris, Barcelona, Milan, Munich, Amsterdam and Beijing. The Company is listed on the NASDAQ Global Select Market under the ticker symbol DHXM, and on the Toronto Stock Exchange under the ticker symbols DHX.A and DHX.B.

About Mattel

The Mattel family of companies (Nasdaq: MAT) is a worldwide leader in the design, manufacture and marketing of toys and family products. Mattel's portfolio of best-selling brands includes Barbie®, the most popular fashion doll ever produced, Hot Wheels®, Monster High®, American Girl®, Thomas & Friends®, Fisher-Price® brands and MEGA® Brands, as well as a wide array of entertainment-inspired toy lines. In 2014, Mattel was named one of the "World's Most Ethical Companies" by Ethisphere Magazine and in 2014 ranked No. 5 on Corporate Responsibility Magazine's "100 Best Corporate Citizens" list. With worldwide headquarters in El Segundo, Calif., Mattel's companies employ approximately 31,000 people in 40 countries and territories and sell products in more than 150 nations. Visit us at www.mattel.com,www.facebook.com/mattel or www.twitter.com/mattel.

TORONTO Queen’s Quay Terminal 207 Queens Quay W. Suite 550 Toronto, ON M5J 1A7 +1 416-363-8034	HALIFAX 1478 Queen Street, 2nd Floor Halifax, NS B3J 2H7 +1 902-423-0260	LOS ANGELES Sunset Media Center 6255 West Sunset Blvd., Suite 800 Hollywood, CA 90028 +1 323-790-8840	VANCOUVER 190 Alexander Street, 6th Floor Vancouver, BC V6A 1B5 +1.604-684-2363	LONDON 3 Shortlands London, W6 8PP, UK +44 020-8563-6400

Disclaimer
This press release contains forward looking statements with respect to DHX including the completion of production of multiple series, the business strategies of DHX, and the future operating activities and performance of DHX. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include risk factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under "Risk Factors" in the Company's most recent Annual Information Form and annual Management Discussion and Analysis, which form part of the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

For more information, please contact:

DHX Media:

Investor relations: David Regan – EVP, Corporate Development, DHX Media Ltd.
david.regan@dhxmedia.com
+1 902-425-3814

Financial Media: Shaun Smith – Director, Corporate Communications, DHX Media Ltd.
shaun.smith@dhxmedia.com
+1 416-977-7230

Trade Media: Aimee Norman at DDA Blueprint PR

aimee@ddablueprint.com

+44 (0) 20 8985 4708

Mattel:

Alex Clark, Senior Director, Head of Corporate Communications

alex.clark@mattel.com

+1 310-252-6397

TORONTO Queen’s Quay Terminal 207 Queens Quay W. Suite 550 Toronto, ON M5J 1A7 +1 416-363-8034	HALIFAX 1478 Queen Street, 2nd Floor Halifax, NS B3J 2H7 +1 902-423-0260	LOS ANGELES Sunset Media Center 6255 West Sunset Blvd., Suite 800 Hollywood, CA 90028 +1 323-790-8840	VANCOUVER 190 Alexander Street, 6th Floor Vancouver, BC V6A 1B5 +1.604-684-2363	LONDON 3 Shortlands London, W6 8PP, UK +44 020-8563-6400